

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Kristina Johnston
Chief Financial Officer
Vintage Wine Estates, Inc.
937 Tahoe Boulevard, Suite 210
Incline Village, Nevada 89451

> **Re: Vintage Wine Estates, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 28, 2022**
> **File No. 333-268062**

Dear Kristina Johnston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joel May